Exhibit (a)(5)(II)

BCP Crystal Acquisition GmbH & Co. KG

Maybachstr. 6, 70469 Stuttgart

Publication pursuant to § 23 para. (1) sentence 1 no. 3 of the

German Securities Acquisition and Takeover Act (WpÜG)

On February 2, 2004, BCP Crystal Acquisition GmbH & Co. KG published the offer document pertaining to the voluntary public takeover offer for all outstanding registered ordinary shares with no par value of Celanese AG, Kronberg im Taunus. On March 13, 2004, BCP Crystal Acquistion GmbH & Co. KG published an amendment to this takeover offer. The offer price was EUR32.50 in cash, without interest, per registered ordinary share of Celanese AG. The acceptance period ended on March 29, 2004, 24:00h Central European Time/6:00 p.m. New York City time. The subsequent acceptance period ended on April 19, 2004, 24:00h Central European Summer Time/6:00 p.m. New York City time.

1.	Number of shares tendered into the takeover offer pursuant to the acceptances received by BCP Crystal Acquisition GmbH & Co. KG, including the shareholding and voting rights percentage:

As of the expiration of the subsequent acceptance period on April 19, 2004, 24:00h Central European Summer Time/6:00 p.m. New York City time, the following number of registered ordinary shares of Celanese AG was tendered into the takeover offer, yielding the shareholding and voting rights percentage as indicated. Included herein are 41,228,136 registered ordinary shares of Celanese AG that were tendered during the acceptance period which expired on March 29, 2004, 24:00h Central European Time/6:00 p.m. New York City time.

	Portion of registered	Portion of voting rights	Portion of voting rights
Number of shares	share capital(1)	(all shares)(2)	(excluding treasury shares)(3)

41,588,227	75.90%	75.90%	84.32%

(1)	Based on the entire registered share capital of Celanese AG which is divided into 54,790,369 registered ordinary shares.

(2) Based on all 54,790,369 outstanding registered ordinary shares of Celanese AG.

(3) Based on all outstanding ordinary registered shares of Celanese AG excluding the 5,468,901 shares that are, according to our information, held by Celanese AG, enterprises controlled or majority-owned by Celanese AG and third parties acting for the account of Celanese AG (collectively, the “Treasury Shares”) and thus do not comprise any voting rights, i.e. based on 49,321,468 registered ordinary shares of Celanese AG. For the minumum acceptance condition of 75% as set forth in the offer document, as amended, only this portion of voting rights excluding Treasury Shares was of relevance.

2.	Shares of Celanese AG held by and voting rights attributed to BCP Crystal Acquisition GmbH & Co. KG:

Except as described in the preceding paragraph, neither BCP Crystal Acquisition GmbH & Co. KG, nor persons acting in concert with BCP Crystal Acquisition GmbH & Co. KG, as such term is defined in § 2 para. (5) of the WpÜG, nor their subsidiaries, currently hold any registered ordinary shares of Celanese AG. Nor are, pursuant to § 30 of the WpÜG, any voting rights for such shares attributed to BCP Crystal Acquisition GmbH & Co. KG, persons acting in concert with BCP Crystal Acquisition GmbH & Co. KG, as such term is defined in § 2 para. (5) of the WpÜG, or their subsidiaries.

Stuttgart, April 23, 2004

BCP Crystal Acquisition GmbH & Co. KG

The Management